UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

POLARITYTE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

731094108

(CUSIP Number)

Denver Lough

c/o PolarityTE, Inc.

123 Wright Brothers Drive

Salt Lake City, UT 84116

(800) 560-3983

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731094108	Page 2 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Denver Lough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		8,969,998 (1)
OWNED BY	8	SHARED VOTING POWER:
EACH
REPORTING		0
PERSON	9	SOLE DISPOSITIVE POWER:
WITH
8,433,044 (2)
	10	SHARED DISPOSITIVE POWER:

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,969,998 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.36% (3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 731094108	Page 3 of 6

(1)	This figure includes (i) 7,068,044 shares of common stock, (ii) 1,000,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan, (iii) 300,000 shares of common stock issuable upon exercise of a stock option, which represents the vested portion (including shares vesting within 60 days) of an option to purchase 400,000 shares of common stock issued under the Issuer’s 2017 Equity Incentive Plan that vests in 24 equal monthly installments; (iv) 65,000 shares of common stock issuable upon exercise of a stock option, which represents the vested portion (including shares vesting within 60 days) of an option to purchase 195,000 shares of common stock issued under the Issuer’s 2017 Equity Incentive Plan that vests in 24 equal monthly installments; and (iv) 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. This figure does not include the remaining portion of a restricted share award granted September 20, 2018. The remaining portion of the award is 78,750 common shares that will vest in three equal installments every six months beginning September 30, 2019.

(2)	This figure includes (i) 7,068,044 shares of common stock, (ii) 1,000,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan, (iii) 300,000 shares of common stock issuable upon exercise of a stock option, which represents the vested portion (including shares vesting within 60 days) of an option to purchase 400,000 shares of common stock issued under the Issuer’s 2017 Equity Incentive Plan that vests in 24 equal monthly installments; and (iv) 65,000 shares of common stock issuable upon exercise of a stock option, which represents the vested portion (including shares vesting within 60 days) of an option to purchase 195,000 shares of common stock issued under the Issuer’s 2017 Equity Incentive Plan that vests in 24 equal monthly installments. This figure does not include the remaining portion of a restricted share award granted September 20, 2018. The remaining portion of the award is 78,750 common shares that will vest in three equal installments every six months beginning September 30, 2019.

(3)	This calculation is based on 21,688,858 shares of common stock of the Issuer outstanding as of March 7, 2019, as reported in the Issuer’s Transition Report on Form 10-K for the transition period ended December 31, 2019, filed with the SEC on March 18, 2018.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of PolarityTE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 123 Wright Brothers Drive, Salt Lake City, UT 84116.

Item 2. Identity and Background

(a) This statement is being filed by Denver Lough (the “Reporting Person”).

(b) The Reporting Persons’ business address is c/o PolarityTE, Inc., 123 Wright Brothers Drive, Salt Lake City, UT 84116.

(c) Denver Lough is Chairman of the Board, President, Chief Executive Officer and Chief R&D Officer of the Issuer.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Utah.

CUSIP No. 731094108	Page 4 of 6

Item 3. Source and Amount of Funds or Other Consideration

On September 20, 2018, the Reporting Person was granted a restricted share award covering 105,000 shares of common stock and a stock option to acquire 195,000 shares of common stock, which were awarded under the Company’s 2017 Equity Incentive Plan. The restricted share award vests in four equal installments every six months beginning on the date six months following the grant date. On March 20, 2019, 26,250 shares of common stock vested under the restricted share award, of which 8,206 shares were retained by the issuer to cover withholding taxes associated with the vesting of the restricted share award. The right to buy 65,000 common shares under the stock option will be vested within 60 days following March 20, 2019, subject to employment on the terms specified in the option award.

On March 6, 2018, Reporting Person was granted an irrevocable proxy to vote 797,296 shares of common stock which were held by other stockholders of the Issuer subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. The irrevocable proxy terminates upon assignment or transfer of the underlying shares. As of March 20, 2019, the proxy right has terminated with respect to 260,342 shares, so that 536,954 shares remain subject to the proxy right.

300,000 shares of the Reporting Person’s common stock represent shares issuable pursuant to option grants in November 2017, under the Issuer’s 2017 Equity Incentive Plan. 1,000,000 shares of the Reporting Person’s common stock represent shares issuable pursuant to option grants in November 2016, under the Issuer’s 2017 Equity Incentive Plan. The Awards were granted to the Reporting Person in connection with his appointment and service as an executive officer of the Issuer. 7,050,000 shares of the Reporting Person’s common stock were issued following conversion by the Reporting Person of the Issuer’s Series E Convertible Preferred Stock, which shares of Series E Convertible Preferred Stock were issued pursuant to that certain Agreement and Plan of Reorganization, dated December 1, 2016 by and between the Issuer, the Reporting Person, Majesco Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Issuer, and PolarityTE, Inc., a Nevada Corporation, pursuant to which Issuer acquired PolarityTE, Inc., a Nevada Corporation, which was 100% owned by the Reporting Person prior to the merger. 536,954 shares of common stock of which the Reporting Person is reporting beneficial ownership are held by certain other stockholders of the Issuer that granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders.

Item 4. Purpose of Transaction

All the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

(a) Denver Lough beneficially owns an aggregate of 8,969,998 shares of the Issuer’s common stock, or 41.36% of the Issuer’s issued and outstanding shares of common stock. This calculation is based on 21,688,858 shares of common stock of the Issuer outstanding as of March 7, 2019, as reported in the Issuer’s Transition Report on Form 10-K filed with the SEC on March 18, 2019. This beneficial ownership represents (i) 7,068,044 shares of common stock, (ii) 1,000,000 shares of common stock issuable upon exercise of a stock option issued under the Issuer’s 2017 Equity Incentive Plan, (iii) 300,000 shares of common stock issuable upon exercise of a stock option, which represents the vested portion (including shares vesting within 60 days) of an option to purchase 400,000 shares of common stock issued under the Issuer’s 2017 Equity Incentive Plan that vests in 24 equal monthly installments; (iv) 65,000 shares of common stock issuable upon exercise of a stock option, which represents the vested portion (including shares vesting within 60 days) of an option to purchase 195,000 shares of common stock issued under the Issuer’s 2017 Equity Incentive Plan that vests in 24 equal monthly installments; and (iv) 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. The Reporting Person disclaims any pecuniary interest in the 536,954 shares of common stock held by certain other stockholders of the Issuer who granted an irrevocable proxy to the Reporting Person to vote such shares.

(b) Denver Lough may be deemed to hold sole voting power over 8,969,998 shares of the Issuer’s common stock, or 41.36% of the Issuer’s issued and outstanding shares of common stock, sole dispositive power over 8,433,044 shares of common stock (2) and shared voting and dispositive power over 0 shares of common stock.

CUSIP No. 731094108	Page 5 of 6

(c) On September 20, 2018, the Reporting Person was granted a restricted share award covering 105,000 shares of common stock and a stock option to acquire 195,000 shares of common stock, which were awarded under the Company’s 2017 Equity Incentive Plan. The restricted share award vests in four equal installments every six months beginning on the date six months following the grant date. On March 20, 2019, 26,250 shares of common stock vested under the restricted share award, of which 8,206 shares were retained by the issuer to cover withholding taxes associated with the vesting of the restricted share award. The right to buy 65,000 common shares under the stock option will be vested within 60 days following March 20, 2019, subject to employment on the terms specified in the option award.

On March 6, 2018, Reporting Person was granted an irrevocable proxy to vote 797,296 shares of common stock which were held by other stockholders of the Issuer subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. The irrevocable proxy terminates upon assignment or transfer of the underlying shares. As of March 20, 2019, the proxy right has terminated with respect to 260,342 shares, so that 536,954 shares remain subject to the proxy right.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the 8,433,044 shares of common stock for which Reporting Person has sole dispositive power. Reporting Person does not have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the 536,954 shares of common stock which are held by certain other stockholders of the Issuer that granted an irrevocable proxy to the Reporting Person to vote such shares subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 6, 2018, Reporting Person was granted an irrevocable proxy to vote 797,296 shares of common stock which were held by other stockholders of the Issuer subject to certain limitations, pursuant to exchange agreements between the Issuer and such stockholders. As of March 20, 2019, the proxy right has terminated with respect to 260,342 shares, so that 536,954 shares remain subject to the proxy right.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
10.1	Form of Exchange Agreement, including proxy (incorporated by reference from the Reporting Person’s SC 13D/A filed with the SEC on March 19, 2018)

CUSIP No. 731094108	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2019	/s/ Denver Lough
Denver Lough